UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A
_________________________________

Date of Report: July 2, 2021

Belpointe REIT, Inc
(Exact name of issuer as specified in its charter)

Maryland	83-1314648
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

255 Glenville Road Greenwich, Connecticut 06831
(Full mailing address of principal executive offices)

(203) 883-1944
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:
Common Stock, $0.01 par value

Item 9. Other Events

References to “we,” “us,” “our” or the “Company” refer to Belpointe REIT, Inc. and its subsidiaries, taken together, unless context otherwise requires.

Forward-Looking Statements

This current report on Form 1-U contains forward-looking statements about our business, operations and financial performance, including, in particular, statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements are based on current expectations which involve numerous risks, uncertainties and assumptions. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed under the Risk Factors heading in our offering circular dated March 26, 2021. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved.

Net Asset Value as of October 1, 2020

On July 2, 2021, the Company’s board of directors approved Belpointe REIT Manager, LLC’s (the “Manager”) determination of the Company’s net asset value (“NAV”) per share of common stock, par value $0.01 per share (the “Common Stock”), at $100.00 per share as of July 2, 2021. We will continue to issue Common Stock pursuant to our offering statement upon qualification by the Securities and Exchange Commission at the price of $100.00 per share until our NAV is updated again on or about October 1, 2021, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our Manager determined our NAV based on the estimated value of each of our commercial real estate assets and investments and our cash and cash equivalents available for investment and operations.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Greenwich Connecticut on July 2, 2021.

Belpointe REIT, Inc.

By:	/s/ Brandon E. Lacoff
Brandon E. Lacoff
Chairman of the Board and Chief Executive Officer